MAG MILE CAPITAL, INC.

1141 W. Randolph St.

Suite 200

Chicago, IL. 60607

March 8, 2024

Via Edgar Correspondence

Austin Pattan, Esq.

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mag Mile Capital, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 14, 2024
File No. 333-274354

Dear Mr. Pattan:

Mag Mile Capital, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2024, with respect to the registration statement on Form S-1 (File No. 333-274354) that was submitted to the Commission on September 6, 2023, and amended by Amendment No. 1 filed on December 13, 2023, and Amendment No. 2 filed February 14, 2024 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 4

1. In response to prior comment 1, you state that “[t]hrough November 30, 2023, approximately 49% of our revenues of approximately $149,417 were derived from the financings we arranged for franchisees of these hotel brands [Hilton, Hyatt, Marriott, Four Season and Wyndham].” It is unclear whether the relationships with these customers are material to your company. If material, please disclose the aggregate dollar amount of revenue generated by each of your major costumers for the periods presented in your registration statement. Note that identifying customers based solely on name recognition is not appropriate.

Response: We have deleted this discussion in Amendment No. 3 on the basis that this information would not assist a prospective investor with material information regarding the Company and might only cause confusion regarding the Company’s customer base.

Austin Pattan, Esq.

March 8, 2024

Financial Statements

Condensed Balance Sheets, page F-10

2. We note that you have included Prepaid Stock Compensation of $185,000 as of September 30, 2023. Please expand the notes to disclose the nature of this prepayment and the reason for recording a stock issuance as prepaid compensation. Please also address whether this prepayment is for stock issued for services that have not yet been received and the business purpose to issuing the stock prior to the receipt of services. Please expand the discussion in MD&A accordingly.

Response. We have expanded our disclosure regarding this prepaid stock compensation in Amendment No. 3 to disclose the nature of this prepayment and the reason for recording a stock issuance as prepaid compensation for services to be performed. As we explain in Amendment No. 3, on August 17, 2023, the Company granted 370,000 shares of common stock to a third party for investor relation services to be performed in 2024, pending the commencement of active trading of the Company’s common stock. The shares were valued at $0.50, for a total non-cash expense of $185,000. The stock issuance has been disclosed as a prepaid expense until the services contracted for are performed.

Note 6. Related Party Transactions, page F-17

3. Disclose the nature of the transactions which resulted in the receivables of $416,750 due from Mag Mile Capital LLC and $65,800 due from companies related to the CEO. If applicable, disclose the receivable amounts that were paid in cash prior to the publication of your updated financial statements and the payment date. Explain to us your consideration of reporting these receivables as a deduction from stockholders’ equity in the balance sheet, consistent with the guidance in SAB Topics 4:E and 4:G.

Response: These represent funds loaned to related parties prior to the merger and while the Company was still an LLC. The funds were intended to be repaid in the short term but remained outstanding as of September 30, 2023. The Company has decided to credit all receivable amounts to paid in capital in the fourth quarter of 2023.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at rshah@magmilecapital.com.

Sincerely,

/s/ Rushi Shah
Rushi Shah, President and CEO

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.